Exhibit 2.1

______________________________________________________________________

ASSET PURCHASE AGREEMENT

by and between

DYNAMIC RATINGS, INC.

and

TELKONET, INC.

March 4, 2011

______________________________________________________________________

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of March 4, 2011, is made and entered into by and between DYNAMIC RATINGS, INC., a Wisconsin corporation (“Buyer”) and TELKONET, INC., a Utah Corporation (“Seller”).

RECITALS

A.

Seller is an energy management network provider, including providing its Series 5 Power Line Carrier products (“Series 5 Product”) within the utility and other industries (the “Business”).

B.

Buyer manufactures and sells transformer monitoring, control and communication systems within the utility industry.

C.

Upon and subject to the terms and conditions contained in this Agreement, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, substantially all of the assets required for and/or involved in the operation of the Series 5 Product.

D.

Seller desires that Buyer lend it the sum of $700,000.00 at Closing. Buyer is willing to make the loan to Seller on the terms and conditions set forth in this Agreement.

E.

Seller desires to enter into a Distributorship Agreement with Buyer to sell the Series 5 Product after Closing. Buyer is willing to enter into a Distributorship Agreement with Seller on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the terms set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, Buyer and Seller agree as follows:

ARTICLE I

PURCHASE AND SALE OF ASSETS

1.1

Transfer of Purchased Assets. On the terms and subject to the conditions set forth in this Agreement, Seller shall, as of the Closing Date, sell, transfer and assign to Buyer, and Buyer shall purchase and acquire from Seller, free and clear of all Liens, all of Seller’s right, title and interest in and to the assets, properties and rights of every kind, nature, character and description, in existence on the date of this Agreement and any additions thereto on or before the Closing Date, whether personal or mixed, whether tangible or intangible, whether accrued, contingent or otherwise, exclusively used in connection with the Series 5 Product, whether or not carried on the books and records of Seller and wherever located, including, without limitation, the following assets, properties and rights (collectively, the “Purchased Assets”):

(a)

all of Seller’s Series 5 Product inventory on hand as of the Closing Date, including finished goods, raw materials, test equipment supplies and spare parts listed (by item, quantity and cost) on Schedule 1.1(a), which schedule shall be updated immediately after Closing but shall include finished good inventory having an estimated book value of  _____________ and raw materials inventory having an estimated book value of  _____________ (the “Purchased Inventory”);

(b)

all fixed assets other than land, buildings and leasehold improvements, including, but not limited to, all machinery, equipment, tools and other items of tangible personal property of every kind owned or leased by Seller in connection with the Series 5 Product listed on Schedule 1.1(b), which schedule shall be updated immediately prior to Closing, (collectively, the “Fixed Purchased Assets”), together with any express or implied warranty by the manufacturers, sellers or lessors of any item or component part thereof, and all maintenance records and other documents relating thereto;

(c)

all computer software, licenses and maintenance agreements relating to the Series 5 Product (to the extent assignable);

(d)

all intangible rights and property of Seller relating to the Series 5 Product, including copyrights, catalogs, intellectual property, patents and patent rights associated with power line carrier technology, confidentiality, non-compete and similar agreements with current and former employees and owners of acquired businesses, going concern value, goodwill (all trade names and trade marks of the Series 5 Product), as set forth on Schedule 1.1(d), which schedule shall be updated immediately prior to Closing;

(e)

all Permits related to the Series 5 Product issued, granted, given or otherwise made available to Seller by or under the authority of any Governmental Entity, in each case to the extent transferable to Buyer;

(f)

all designs, drawings, bill of materials, manufacturing instructions, source code, application notes and support documentation relating to Series 5 Products; and

(g)

customer lists and sales history for all sales of Series 5 Products after December 31, 2008.

1.2

Excluded Liabilities. Buyer shall not assume or become liable for (and nothing contained in this Agreement shall be construed as an assumption by Buyer of) the payment of any debts, liabilities, losses, accounts payable, bank indebtedness, mortgages or other liabilities or obligations of Seller, whether known or unknown, now existing or hereafter arising, of whatever nature or character, whether absolute or contingent, liquidated or disputed, including, without limitation, any and all liabilities related to the ownership, operation and maintenance of the Business or the Purchased Assets prior to the Closing Date, accounts payable for products or services purchased by Seller regardless of whether the Products were supplied or services rendered prior to the Closing Date and all warranty or product liability obligations for products sold prior to Closing (collectively, the “Excluded Liabilities”). Seller shall be responsible for all of the Excluded Liabilities. Without limiting the generality of the foregoing, Seller shall be responsible for, and the Excluded Liabilities shall include, all of the liabilities of Seller for any Taxes imposed by any Tax Authority pursuant to applicable Law.

1.3

Third Party Consents. Notwithstanding anything contained in Section 1.1 to the contrary, to the extent that any Asset is not assignable without the consent of another Person, and to the extent the consent is not obtained prior to Closing, this Agreement shall, subject to the rights of any such Person, constitute an assignment of Seller’s interest in the Asset. Seller agrees, at its expense, to use its reasonable best efforts to obtain the consent of such other Person to the assignment of any such Asset to Buyer. If the consent is not obtained, Seller shall provide, or make arrangement to provide, Buyer, in a manner reasonably approved by Buyer, the benefits of the relevant Asset, including enforcement at the cost of Seller and for the account of Buyer of any and all rights of Seller against the other Person.

ARTICLE 2

PURCHASE PRICE; CLOSING

2.1

Purchase and Sale. Subject to the terms and conditions set forth in this Agreement, as of the Closing Date, Seller shall sell the Purchased Assets to Buyer free and clear of all Liens, and Buyer shall purchase the Purchased Assets from Seller.

2.2

Purchase Price. The aggregate amount to be paid for the Purchased Assets (the “Purchase Price”) shall be $1,000,000.00 (the “Purchase Price”), payable at Closing.

2.3

Loan to Seller. Buyer agrees to provide Seller with a $700,000.00 loan, to be disbursed at Closing. The loan shall be evidenced by a promissory note, signed by Seller at Closing (the “Seller Note”). The Seller Note shall be for a term of 3 years with interest at 6% per annum. Payments shall be made as follows:

(i)

Payment due on June 30, 2012, calculated in an amount equal to Sales Incentive described in Section 2.4 below, and Consulting Compensation described in Section 2.5 below, from the Closing Date to March 31, 2012. Buyer shall apply the Sales Incentive and the Consulting Compensation amounts to the payment due on June 30, 2012.

(ii)

Payment due on June 30, 2013, calculated in an amount equal to Sales Incentive and Consulting Compensation from April 1, 2012 through March 31, 2013. Buyer shall apply the Sales Incentive and the Consulting Compensation amounts to the payment due on June 30, 2013.

(iii)

Any remaining balance shall be due and payable on March 31, 2014.

The Seller Note shall be in the form of Exhibit B attached to this Agreement.

2.4

Distributorship Agreement. At Closing, Buyer shall appoint Seller as a non-exclusive distributor of Series 5 Products for any non-utility applications (the “Distributorship Agreement”). The Distributorship Agreement shall be signed at Closing and shall include the following terms:

(a)

Products may be branded as “Telkonet” or as “Dynamic Ratings” as preferred by Seller.

(b)

The product pricing to Seller shall be based on a gross margin of sales by Seller split of 50-50 between the two parties. Buyer shall provide a gross price list for all products to Seller following each production batch. With each purchase order from Seller to Buyer, Buyer will be provided with the end customer purchase order to Seller (establishing a sales price) and a purchase order from Seller to Buyer reflecting the 50-50 sharing of the total sales margin. This pricing structure shall be utilized for all sales from Buyer to Seller from the date of sale through the duration of this Distributorship Agreement.

(c)

All sales from Buyer to Seller shall be on net 60 days through March 31, 2013. Thereafter, sales shall be on net 30 days.

(d)

Buyer shall maintain a supply of product to Seller with at least 1 month’s average supply volume available at any time. Any large order projects will require Seller to provide a forecast to ensure adequate supply planning.

(e)

Seller’s sales revenue from the sale of Series 5 Products for non-utility applications shall total at least $250,000.00 per calendar year (pro-rated for the partial 2011 year). To facilitate Seller’s establishment of the distributorship, Seller sales revenue, for the first three years of the distributorship agreement shall average at least $250,000 per year, calculated at the end of the third year of the distributorship agreement and prorated for the partial 2011 year.

(f)

Buyer commits to developing and maintaining a Tier 2 support for the product.

(g)

Buyer will provide Seller with a sales incentive (“Sales Incentive”) calculated as follows:

(i)

25% of Buyer’s sales revenues of Series 5 Product to Seller from the Closing Date to March 31, 2012;

(ii)

25% of Buyer’s sales revenues of Series 5 Product to Seller from April 1, 2012 through March 31, 2013;

(iii)

The total value of the Sales Incentives when combined with Consulting Compensation described in Section 2.5 below, shall not exceed $700,000.00; and

(iv)

The Sales Incentive amounts shall be calculated and applied by Buyer to the Seller Note on June 30, 2012, and June 30, 2013.

2.5

Consulting Agreement. At Closing, Buyer and Seller shall enter into a consulting services agreement (the “Consulting Services Agreement”). The Consulting Services Agreement shall be for a term ending March 31, 2013 and shall provide that Seller shall provide Buyer with sales assistance of Series 5 Product to the utility market, technical assistance, advice and consulting with respect to the management and operation of the Business, business principles employed, analysis of market conditions and other matters which will maximize product sales and bring performance within the incentive payment levels that will produce payments to Seller and expand the market presence of Buyer.

For Seller’s services under the Consulting Services Agreement, Buyer will provide Seller with compensation (“Consulting Compensation”) as follows:

(i)

25% of Buyer’s sales revenues of Series 5 Product excluding sales to Seller  from the Closing Date to March 31, 2012;

(ii)

25% of Buyer’s sales revenues of Series 5 Product  excluding sales to Seller from April 1, 2012 through March 31, 2013;

(iii)

The total value of the Consulting Compensation, when combined with the Sales Incentive amounts calculated under the Distributorship Agreement, shall not exceed $700,000.00; and

(iv)

The compensation shall be calculated and applied by Buyer to the Seller Note on June 30, 2012 and June 30, 2013.

2.6

Allocation. The Purchase Price shall be allocated as set forth on Schedule 2.6. Buyer and Seller agree to file their federal and state income tax returns (and Form 8594, if applicable) on the basis of the allocation set forth on Schedule 2.6 and that they shall not take a tax return position inconsistent with such allocation, unless the inconsistent position shall arise out of or through an audit or other inquiry or examination by the Internal Revenue Service or other Tax Authority.

2.7

Manner of Effecting Sale. The sale and delivery of the Purchased Assets by Seller to Buyer shall be effected by delivery of a fully-executed Bill of Sale in the form attached as Exhibit A to this Agreement, and other instruments of transfer in a form as Buyer shall reasonably request.

2.8

Closing and Closing Date. The consummation of the purchase and sale of the Purchased Assets (the “Closing”) shall take place on the date first written above(the “Closing Date”). The Closing shall be deemed to have occurred for all purposes as of the Closing Date. Seller shall deliver and turn over to Buyer and Buyer shall commence to own and control the Purchased Assets as of the Closing Date.

2.9

Method of Payment. All monetary payments from one party to another under this Agreement shall be made in cash or by wire transfer of immediately available federal funds to an account or accounts designated in writing by the party receiving the payment.

2.10

Seller’s Deliveries. At Closing, Seller shall execute (as appropriate) and/or deliver to Buyer the following:

(a)

the Bill of Sale;

(b)

A certificate from the Secretary of Seller, in form satisfactory to Buyer, setting forth resolutions adopted by the Board of Directors authorizing this Agreement and all transactions contemplated by this Agreement and all related agreements and designating those persons who are authorized on behalf of Seller to execute documents relating to the transactions contemplated by this Agreement;

(c)

Actual physical possession of the Purchased Assets;

(d)

Certificates of status of Seller issued by the States of Utah and Wisconsin, dated no more than thirty (30) days prior to the Closing and verifying that Seller is in good standing;

(e)

The Seller Note;

(f)

The Distributorship Agreement; and

(g)

The Consulting Services Agreement.

2.11

Buyer’s Deliveries. At Closing, Buyer shall execute (as appropriate) and/or deliver to Seller the following:

(a)

The payment to Seller in the amount provided for in ARTICLE 2 above;

(b)

A certificate from the Secretary of Buyer, setting forth resolutions adopted by the Board of Directors of Buyer authorizing this Agreement and all transactions contemplated by this Agreement and all related agreements and designating those persons who are authorized on behalf of Buyer to execute documents relating to the transactions contemplated by this Agreement;

(c)

Buyer will furnish any resale certificate or other documents reasonably requested by Seller to comply with the provisions of the sales and use Tax laws of the State of Wisconsin;

(d)

A certificate of status of Buyer issued by the State of Wisconsin, dated no more than thirty (30) days prior to the Closing and verifying that Buyer is in good standing;

(e)

The Distributorship Agreement; and

(f)

The Consulting Services Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE

SELLER

Seller represents and warrants to Buyer that as of the date of this Agreement and the Closing Date:

3.1

Organization.

(a)

Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Utah and has all requisite corporate power and authority and all authorizations and Permits necessary to carry on the Business as now being conducted and to own, lease and operate the Purchased Assets, and is duly qualified and in good standing in the states set forth on Schedule 3.1(a), which are all of the jurisdictions in which the nature of the Business or its ownership of the Purchased Assets requires it to be qualified and in which the failure to be so qualified could reasonably be expected to have a Material Adverse Effect.

(b)

The current officers and directors of Seller are listed on Schedule 3.1(b). A copy of the charter documents and bylaws of Seller that have previously been delivered to Buyer are the complete, true and correct charter documents and bylaws of Seller in effect as of the date of this Agreement.

3.2

Power and Authority. Seller has the right and legal capacity to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Seller and constitutes its legal, valid and binding obligation, enforceable in accordance with its terms except as limited by bankruptcy and insolvency laws and equitable principles affecting the rights of creditors.

3.3

No Breach, Violation or Consent. The execution, delivery and performance by Seller of this Agreement does not, and the consummation of the transactions contemplated by this Agreement will not (i) violate any Law, order or decree to which they are subject, (ii) breach or otherwise constitute or give rise to a default under, or permit the acceleration of any obligation under, any agreement, contract, lease, license, instrument or other arrangement to which Seller is a party or by which any of them are bound, or (iii) require the consent or approval of any third party.

3.4

Absence of Other Claims. No prior offer, purchase, sale, merger, transfer, involvement in any transfer, negotiation or other transaction of any nature or kind with respect to any capital stock (including shares, offers, options, warrants, or debt convertible into shares, options or warrants) or any subsidiary, parent company or related company (individually a “Related Seller” and, collectively, the “Related Companies”), or any corporation which has been merged into any of the Related Companies, has given or may give rise to (a) any claim or action by any person (including, without limitation, any former or present holder of any of the capital stock of any of the Related Companies) which is enforceable against the Purchased Assets or Buyer; or (b) any interest in Seller or the Purchased Assets and, to the Knowledge of Seller, no fact or circumstance exists which could give rise to any such right, claim, action or interest on behalf of any person.

3.5

Title to Purchased Assets.

(a)

Seller has good and marketable title to all of the Purchased Assets included in this sale and owns all of these Purchased Assets free and clear of any and all Liens and with no defects in title whatsoever. The Purchased Assets constitute all assets and properties necessary or incidental to conduct the Business in accordance with Seller’s past practices. All of the Purchased Assets are in the possession of Seller and are located at the principal location of the Business.

(b)

All designs and intellectual property are owned in their entirety by Seller and there are no ownership rights, claims, liens or contractual obligations which would prohibit Buyer from assuming, manufacturing or selling the Series 5 Product in any market.

3.6

Personal Property. All of the tangible Purchased Assets included in the sale are in good repair and operating condition (normal wear and tear excepted). The inventory of Seller includes new goods of a quantity and quality salable or useable by Seller in the Ordinary Course of Business, and the Inventory does not include any items that are damaged, expired, obsolete or defective.

3.7

Tax Matters.

(a)

Seller has timely filed all Tax Returns that it was required to file under applicable law. All Tax Returns were true, correct and complete in all respects. All Taxes owed by Seller (whether or not shown on any Tax Return) have been paid. No claim has ever been made by a Tax Authority in a jurisdiction where Seller does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) on any of the Purchased Assets.

(b)

Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, owner or other third party, and all Tax Forms, including, but not limited to, W-2, 1099 and 1096 have been properly completed and timely filed.

(c)

There is no ongoing audit or examination or, to Seller’s Knowledge, other investigation by any Tax Authority of the Tax liability or any Tax Return of Seller and there is no dispute or claim concerning any Tax liability of Seller either (i) claimed or raised by any Tax Authority in writing or (ii) as to which Seller (or employees of Seller responsible for Tax matters) has Knowledge based upon personal contact with any agent of such Tax Authority.

(d)

The unpaid Taxes of Seller (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the Financial Statements (rather than in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Seller in filing its Tax Returns.

3.8

Insurance. Seller is in compliance in all material respects with the terms, obligations and provisions of all policies of insurance and bonds, has paid all premiums due on the policies, and has not received any written notice of cancellation with respect to any policy. Seller has not received notice of any pending or threatened termination or premium increase (retroactive or otherwise) with respect to any policy. There have been no lapses (whether cured or not) in the coverage provided under the insurance policies during the term of the policies, as extended or renewed.

3.9

Environmental Compliance.

(a)

Seller is currently and at all times has been, and Seller’s business premises are currently and at all times during Seller’s ownership and/or occupation have been, in full compliance with all applicable Environmental Laws. At all times during Seller’s occupancy and/or operation of any real property, there has not been, and there is not now occurring, any Release of any Hazardous Material or any Contamination on, under or from such property.

(b)

Seller has obtained and maintained in full force and effect all Permits required by any applicable Environmental Laws necessary to conduct the activities and business of Seller as currently conducted, and to occupy or operate Seller’s business premises (collectively the “Environmental Permits”).

(c)

No Environmental Action is pending, has been asserted in writing against or, to the Knowledge of Seller, is threatened against Seller.

(d)

Seller has not stored, transported, handled, treated, processed, used or disposed of any Hazardous Materials on, in or under Seller’s business premises.

(e)

There are no past or present facts, actions, activities, circumstances, conditions, occurrences, events or incidents, including the Release or presence of Hazardous Materials, that could form the basis of an Environmental Action against or involving Seller or Seller’s business premises or prevent or interfere with the conduct of Seller’s business or occupancy of Seller’s business premises.

3.10

Litigation. Except as set forth on Schedule 3.10 attached to his Agreement, there is no litigation, action, suit, arbitration, mediation or hearing pending or, to the Knowledge of Seller, threatened against Seller. No judgment, award, order or decree has been rendered against Seller that is still outstanding. There is no action or suit by Seller pending or threatened against any other party, including, without limitation, any action brought by Seller to enforce any non-competition agreement.

3.11

Legal Compliance. Seller has complied with all Laws applicable to Seller, in all material respects, the Business and the Purchased Assets, and Seller has not received any notice of any violation of any such Laws. Seller has Permits necessary to conduct the Business and own and operate the Purchased Assets, and all Permits are in full force and affect. A true, correct and complete list of all such Permits is set forth on Schedule 3.11, and except as set forth in Schedule 3.11, all of the Permits will remain in full force and effect following the consummation of the transactions contemplated by this Agreement. Seller has conducted the Business in compliance with all terms and conditions of the Permits in all material respects.

3.12

Brokers’ Fees. Seller has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

3.13

Ethical Practices. Neither Seller nor any of its representatives has, directly or indirectly, used funds or other assets of Seller, or made any promise or undertaking in such regard, for any illegal payments to or for the benefit of any Person or the establishment or maintenance of a secret or unrecorded fund, and there have been no false or fictitious entries made in the books or records of Seller relating to any such illegal payment or secret or unrecorded fund.

3.14

Full Disclosure. The representations, warranties, assurances or statements of Seller contained in this Agreement (including the Exhibits and Schedules attached to this Agreement) do not contain any untrue statement of a material fact or omit a material fact required to be stated or necessary to make the statements made, in light of the circumstances under which such statements were made, not materially false or misleading.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that as of the date of this Agreement and the Closing Date:

4.1

Authority; Enforceability. Buyer is a corporation duly organized, existing, and in good standing under the laws of Wisconsin. Buyer has the right and legal capacity to enter into, execute and deliver this Agreement and to perform its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by Buyer and constitutes the valid and legally binding obligation of Buyer, enforceable in accordance with its terms and conditions, except as limited by bankruptcy and insolvency laws and equitable principles affecting the rights of creditors.  No consent, approval, or authorization of, or declaration, filing, or registration with, any Governmental Authority is required to be made or obtained by Buyer in connection with the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated by this Agreement.

4.2

Available Funds. On the Closing Date, Buyer will have sufficient funds on hand to enable it to consummate the transactions contemplated by and to otherwise satisfy its obligations under this Agreement.

4.3

Cooperation in Securing Consents of Third Parties. Buyer will use its reasonable efforts to assist Seller in obtaining the consent of all necessary Persons to the assignment and transfer to Buyer of the Purchased Assets to be assigned and transferred under the terms of this Agreement, provided, however, that this provision will not impose on Buyer any obligation to pay for any default or perform any obligation of Seller under any such agreements or relieve Seller from any failure to obtain such consent.

ARTICLE 5

COVENANTS OF SELLER

Seller covenants and agrees that:

5.1

Further Assurances. In addition to the actions as Seller may otherwise be required to take under this Agreement or applicable Law to consummate this Agreement and the transactions contemplated by this Agreement, Seller shall take action, furnish information, prepare (or cooperate in preparing) and execute, acknowledge and deliver all further conveyances, notices, assumptions and releases and other instruments, and shall take further actions, as may be reasonably necessary or appropriate to assure fully to Buyer all of the properties, rights, titles, interests, remedies, powers and privileges intended to be conveyed or transferred to Buyer under this Agreement, and to otherwise make effective the transactions contemplated by this Agreement.

5.2

Confidentiality; Non-Competition; Non-Solicitation.

(a)

Seller shall hold in confidence at all times after the date of this Agreement all Proprietary Information, and shall, except as necessary for Seller to perform its obligations under the Distributorship Agreement and Consulting Agreement, not disclose, publish or make use of Proprietary Information at any time after the date of this Agreement without the prior written consent of Buyer. Notwithstanding the foregoing, the confidentiality obligations of this Section 5.2(a) shall not apply to information that is required to be disclosed pursuant to an order of a judicial authority or Governmental Entity having competent jurisdiction (provided Seller provides Buyer with reasonable prior written notice of the order) or can be shown to have been generally available to the public at the time of disclosure to Seller, other than as a result of a breach of this Section 5.2(a).

(b)

Seller acknowledges that Buyer will conduct the Business and/or has current plans to expand the Business. Seller acknowledges that to protect adequately the interest of Buyer in the Business and in the Purchased Assets, it is essential that any non-competition and non-solicitation covenant with respect thereto cover all of the Business. Except for the direct benefit of Buyer, Seller nor any of its Affiliates shall, during the Non-Compete Period, in any manner, directly or indirectly or by assisting others, engage in business with, have an equity or profit interest in or render services of any kind (including of an executive, marketing, sales, manufacturing, research and development, administrative, financial, independent contractor or consulting nature) to any Person that engages in the business of power line carrier products for sale within the utility industry for a period of 5 years after Closing (“Non-Compete Period”).

(c)

Neither Seller nor any of its Affiliates shall, during the Non-Compete Period, in any manner, directly or indirectly or by assisting any other Person, recruit or hire away or attempt to recruit or hire away, on their own behalf or on behalf of any other Person, any employee of Buyer.

(d)

Neither Seller nor any of its Affiliates shall during the Non-Compete Period, directly or indirectly, either individually, in partnership, jointly, or in conjunction with, or on behalf of, any Person, other than for the direct benefit of Buyer or its Affiliates:  (i) solicit or contact any customer of Buyer (or customer of Seller during the two (2) year period prior to Closing) (including actively sought prospective customers) for the purpose of providing services or products the same as, or substantially similar to, those provided by Buyer; (ii) solicit, induce or encourage any customer of Buyer to terminate or modify any business relationship with Seller; or (iii) otherwise take any action that may reasonably be anticipated to interfere with or disrupt any past, present or prospective business relationship, contractual or otherwise, between Buyer and any customer, supplier or agent of Buyer.

(e)

In the event a judicial determination is made that any of the provisions of this Section 5.2 constitutes an unreasonable or otherwise unenforceable restriction against Seller or any Affiliates, the provisions of this Section 5.2 shall be rendered void only to the extent that the judicial determination finds the provisions to be unreasonable or otherwise unenforceable with respect to Seller or any of its Affiliates. Any judicial authority construing this Agreement shall be empowered to sever any prohibited business activity or any time period from the coverage of this Section 5.2 and to apply the provisions of this Section 5.2 to the remaining business activities and the remaining time period not so severed by the judicial authority. Moreover, notwithstanding the fact that any provision of this Section 5.2 is determined not to be specifically enforceable, Buyer shall nevertheless be entitled to seek monetary damages as a result of the breach of the provision by either Seller or any of its Affiliates.

(f)

Any remedy at law for any breach of the provisions contained in this Section 5.2 shall be inadequate and Buyer shall be entitled to equitable relief, including, without limitation, injunctive relief, in addition to any other remedy Buyer might have under this Agreement.

(g)

Each of the foregoing paragraphs in this Section 5.2 shall constitute separate and distinct covenants of Seller.

5.3

Transition Services. Seller shall provide up to 10 days of product transition support at its Minnesota office following Closing. Training will be provided for the product covering the design and manufacturing concepts, procedures, certification compliance requirements and other practices utilized in the Series 5 Products.  The first 5 days of transition support shall commence on March 14, 2011 or other mutually agreed date.  Additional on-site support will be scheduled as deemed necessary by Buyer.  All inventory, finished goods and production apparatus will be at the Minnesota office prior to the March 14 date. .

Any open orders from Buyer to Seller for the Series 5 Product that are open as of the Closing Date shall be canceled with no cancellation fees. Any open orders to Seller from other customers for Series 5 Products that are open on the Closing Date will require a purchase order to be issued from Seller to Buyer at the price as determined by Section 2.4(b). When available, Buyer will ship the product to Seller who can then ship the product to the end user and invoice the end user at their agreed upon sale purchase price.

ARTICLE 6

SURVIVAL; INDEMNIFICATION

6.1

Survival. The representations and warranties of the parties contained in this Agreement or in any certificate or other writing delivered pursuant to this Agreement shall survive the Closing, until the expiration of the applicable statute of limitations (giving effect to any waiver, mitigation or extension of such statute of limitations).

6.2

Indemnification.

(a)

Seller shall indemnify Buyer and each of its respective officers, directors, employees, consultants and agents (the “Buyer Indemnified Parties”) against, and agrees to hold each of them harmless from, any and all claims, losses, diminution in value, costs, expenses (including, without limitation, reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding), liabilities and actual damages, excluding punitive and similar damages based upon a multiple of lost profits, (collectively, “Losses”), that Buyer Indemnified Parties shall incur, suffer or become subject to, that arise out of, result from, or relate to any of the following (each of which is referred to as a “Buyer Loss” and which are collectively referred to as the “Buyer Losses”):

(i)

any misrepresentation or breach of any representation or warranty (disregarding any qualification or exception contained in the representation or warranty relating to materiality or Material Adverse Effect) made by Seller in this Agreement;

(ii)

any breach of any covenant or agreement made or to be performed by Seller pursuant to this Agreement;

(iii)

any product shipped, goods sold or service provided by, Seller prior to the Closing Date;

(iv)

any Excluded Liability; and

(v)

any breach or failure to perform the covenant in Section 5.2.

Despite any other provision of this Agreement, Seller will not be liable to any Indemnified Party on any warranty, representation, covenant, or agreement made by Seller in this Agreement, or under any of their indemnities in this Agreement, until such time as all claims of Losses cumulatively exceed $25,000.00; if and when the aggregate amount of all such claims of Losses cumulatively exceed that amount, Seller will, subject, to the limitation on its maximum aggregate liability described in Section 6.3 below, thereafter be liable in full for all losses (from the first dollar) arising from those breaches and indemnities and regarding all those Losses.

In computing the amount to be paid by Seller under its indemnity obligations, there will be deducted an amount equal to all insurance proceeds actually received by Buyer in connection with the Loss. Buyer covenants to exercise reasonable efforts to collect insurance proceeds under applicable insurance policies that are then in force if such Loss relates to an event covered by the policies, provided the efforts shall not be a condition precedent to recovery under the indemnification provisions of this Section 6.2.

(b)

Buyer indemnifies Seller against and agrees to hold Seller harmless from any and all Losses incurred or suffered by Seller arising out of any misrepresentation or breach of any representation, warranty, covenant or agreement made or to be performed by Buyer pursuant to this Agreement, or by reason of any act or omission of Buyer, or any of its successors or assigns, after the Closing Date, that constitutes a breach or default under, or a failure to perform, any obligation or liability of any of Seller under any loan agreement, lease, contract, order, or other agreement to which it is a party or by which it is bound at the Closing Date, but only to the extent to which Buyer expressly assumes these obligations, duties, and liabilities under this Agreement.

6.3

Survival of Indemnification: Maximum Liability. No demand or claim or indemnification pursuant to Section 6.2(a)(i), (ii), (iii) or (v) shall be made after 36 months following the Closing Date, except claims for indemnification from the representations and warranties contained in Section 3.5, 3.7 and 3.9 may be made up to the fifth anniversary following the Closing Date. In no event shall the aggregate indemnity payments made by Seller to Buyer under Section 6.2(i), (ii), (iii) or (v) exceed, in the aggregate $1,000,000.  There shall be no time limit or maximum liability for claims pursuant to Section 6.2(a)(iv).

ARTICLE 7

DEFINITIONS

Definitions.

Defined terms used in this Agreement, unless defined elsewhere in this Agreement, shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with the first Person.

“Purchased Assets” has the meaning set forth in Section 1.1.

“Business” has the meaning set forth in the Preamble.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Indemnified Parties” has the meaning set forth in Section 6.2(a).

“Closing” has the meaning set forth in Section 2.8.

“Closing Date” has the meaning set forth in Section 2.8.

“Code” means the United States Internal Revenue Code of 1986 and the regulations promulgated thereunder, all as amended from time to time, including effective date and transition rules (whether codified or not).

“Confidential Information” shall mean any data or information of Buyer, other than Trade Secrets, that is valuable to the business of Buyer and not generally known to competitors.

“Consulting Compensation has the meaning set forth in Section 2.5.

“Contamination” means the presence of, or Release on, under, from or to the Leased Premises of any Hazardous Material, except the routine storage and use of Hazardous Materials from time to time in the Ordinary Course of Business, in compliance with Environmental Laws and compliance with good commercial practice.

“Environmental Action” shall mean any complaint, summons, action, citation, notice, directive, order, claim, litigation, written request for information, judicial or administrative proceeding or action, judgment, letter or other written communication from any Person or regulatory authority involving or alleging violations of Environmental Laws or Releases or threatened Releases of Hazardous Materials.

“Environmental Laws” shall mean any and all federal, state and local laws, statutes, codes, ordinances, regulations, rules, consent decrees, judicial orders, administrative orders or other requirements imposing liability, establishing standards of conduct or otherwise relating to pollution or protection of the environment (including, without limitation, natural resources, surface water, groundwater, soils, and ambient air), human health and safety, land use matters or the presence, use, generation, treatment, storage, disposal, Release or threatened Release, transport or handling of Hazardous Materials.

“Environmental Permits” has the meaning set forth in Section 3.9(b).

“Excluded Liabilities” means any and all debts, liabilities, losses, accounts payable, indebtedness, mortgages or other obligations of Seller, whether the same are known or unknown, now existing or hereafter arising, of whatever nature or character, whether absolute or contingent, liquidated or disputed, which relate to or arise from the operation of the Business, ownership of the Purchased Assets or any other act or omission of Seller prior to the Closing Date, including, but not limited to, returns and warranty obligations for product sold prior to the Closing Date and all liabilities arising from or related to employment of Seller’s employees through the Closing Date or termination of their employment, other than the Assumed Liabilities.

“Governmental Entity” means:  (i) any nation, state, county, city, town, village, district or other jurisdiction; (ii) any federal, state, local, municipal, foreign, or other government; (iii) any federal, state, local or foreign governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court or other tribunal); (iv) any multi-national or supra-national organization or body; (v) any body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, including any court or arbitrator; (vi) any self-regulatory organization or (vii) any official of any of the foregoing.

“Hazardous Material” shall mean (i) any substance, the presence of which requires investigation or remediation under any Environmental Law or under common law; (ii) any toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous substance that is regulated by any Environmental Law; (iii) any substance, the presence of which poses or threatens to pose a hazard to the health or safety of persons on or about Seller’s business premises; and (iv) urea-formaldehyde, polychlorinated biphenyls, asbestos or asbestos-containing materials, radon, petroleum and petroleum products.

“Inventory” has the meaning set forth in Section 1.1(a).

“Knowledge of Seller,” or any references to “Seller’s Knowledge” or words of similar import mean the actual knowledge of any officer or director of Seller, together with the knowledge a reasonable business person would have obtained after making reasonable inquiry and exercising reasonable diligence with respect to the matters at hand.

“Law” means any law, statute, common law, rule, code, executive order, ordinance, regulation, requirement, ruling or judgment of any Government Entity or any order, writ, injunction or decree, whether preliminary or final, entered by any Government Entity.

“Lien” means any mortgage, lien, pledge, charge, security interest, restriction, claim, equity, charge, option, right of first refusal or encumbrance of any kind.

“Losses” has the meaning set forth in Section 6.2(a).

“Material Adverse Effect” means any change or effect (or aggregation of changes and effects) that is materially adverse to (i) the financial condition, operations, results of operations or future prospects of the Business or (ii) the condition of the Purchased Assets.

“Non-Compete Period” means a period of five (5) years from and after the Closing Date.

“Ordinary Course of Business” means, with respect to actions and operations conducted by Seller, actions and operations that are (i) consistent with the past practices of Seller, (ii) taken in the ordinary course of the normal, day-to-day operations of Seller, (iii) not required to be authorized by the board of directors or other governing body of Seller, and (iv) similar in nature and magnitude to actions and operations customarily taken, without any authorization by the board of directors or other governing body of Seller, in the ordinary course of the normal, day-to-day operation of other companies that are of similar size and in the same line of business as Seller.

“Permit” means any authorization, approval, license, permit, variance, exemption, franchise, approval or order of, from, made by or under the authority of any court, arbitrator or other Government Entity or pursuant to any Law.

“Permitted Liens” shall mean Liens for Taxes not yet due and payable.

“Person” means any natural person, corporation, partnership, limited liability company, association, trust, Government Entity, syndicate, affiliated group or other entity or organization.

“Proprietary Information” means Confidential Information and Trade Secrets.

“Purchased Inventory” has the meaning set forth in Section 1.1(a).

“Purchase Price” has the meaning set forth in Section 2.1.

“Release” means the spilling, leaking, disposing, discharging, emitting, depositing, injecting, leaching, escaping or any other release or threatened release, however defined, and whether intentional or unintentional, of any Hazardous Material.

“Sales Incentive” has the meaning set forth in Section 2.4.

“Seller” has the meaning set forth in the Preamble.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, highway, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not imposed by any governmental or quasi-governmental authority.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Authority” means any Governmental Entity that has the power to impose and administer Taxes.

“Trade Secrets” means information of Buyer, including, but not limited to, technical or non-technical data, a formula, pattern, compilation, program, including, without limitation, computer software and related source codes, device, method, technique, drawing, process, financial data, financial plan, product plan, list of actual or potential customers or suppliers, or other information similar to any of the foregoing, that (i) derives economic value, actual or potential, from not being generally known to or readily ascertainable by proper means by other Persons who can derive economic value from its disclosure or use and (ii) is the subject of efforts by Buyer that are reasonable under the circumstances to maintain its secrecy.

ARTICLE 8

MISCELLANEOUS

8.1

Press Releases and Announcements. Seller shall not release or make any public announcement or announcement to employees relating to the subject matter of this Agreement without the prior written approval of Buyer; provided, however, that any party may make any public disclosure it believes in good faith is required by applicable Law including, without limitation, federal and state securities laws; provided, further, on or after the Closing Date, Buyer shall be entitled to issue any press release or make any public announcement relating to the subject matter of this Agreement, without limitation. Seller agrees to keep and cause its representatives to keep confidential this Agreement, the Purchase Price and other terms of this Agreement, unless and until public disclosure by Buyer or unless required by applicable law.

8.2

Costs. Seller and Buyer, each agrees to indemnify and hold harmless one another against any Losses incurred by reason of any brokerage, commission or finder’s fee alleged to be payable because of any act, omission or statement of the indemnifying party. Each party shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement, and in closing and carrying out the transactions contemplated by this Agreement.

8.3

Headings. The subject headings of the paragraphs and subparagraphs of this Agreement are included for convenience only and shall not affect the construction or interpretation of any of its provisions.

8.4

Amendment and Waiver.

(a)

This Agreement may not be amended or waived except in a writing executed, in the case of an amendment, by Seller and Buyer, and the case of a waiver, by the party that is entitled to the benefits of the provisions being waived.

(b)

No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify or amend any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.

(c)

No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver of nor shall any single or partial exercise preclude any other or further exercise of or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by Law.

8.5

Specific Performance. Seller acknowledges that any breach of this Agreement by any of them would cause Buyer irreparable harm and that a remedy at law for the breach would be inadequate. Seller therefore agrees that, in addition to any other available remedy at law or in equity, injunctive relief and specific performance may be granted in any proceeding commenced by Buyer to enforce this Agreement without the necessity of proof that any other remedy at law is inadequate.

8.6

Assignment. This Agreement and all of the provisions of this Agreement will be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations under it may be assigned, delegated or otherwise transferred by any party to it (except that Buyer may transfer or assign, in whole or from time to time in part, to (i) an Affiliate that is wholly-owned by Buyer, or (ii) Buyer’s lenders if requested by the lenders for security of Buyer’s obligations to the lenders, but no transfer or assignment under this subsection

(ii) will relieve Buyer of its obligations under this Agreement) without the prior written consent of the other party.

8.7

Severability. Whenever possible, each provision of this Agreement will be interpreted in a manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, the provision will be ineffective only to the extent of the prohibition or invalidity, without invalidating the remainder of the provision or the remaining provisions of this Agreement.

8.8

Complete Agreement. This Agreement, the Schedules and Exhibits to this Agreement (and any other agreements contemplated by this Agreement) and that certain Confidentiality Agreement, between the parties constitute the complete agreement among the parties with respect to the subject matter of this Agreement and supersede any prior understandings, agreements or representations by or among the parties, written or oral, that may have related to the subject matter in any way. No other representation, inducement, promise, understanding, condition or warranty not set forth in this Agreement has been made or relied upon by any party to this Agreement. Neither this Agreement nor any provision of this Agreement is intended to confer upon any Person other than the parties and the Indemnified Parties any rights or remedies.

8.9

Counterparts. This Agreement may be executed in counterparts, each of which shall be an original, and any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same instrument. This Agreement shall become effective when each party to this Agreement shall have received a counterpart signed by the other party.

8.10

Governing Law. The internal law, without regard to conflicts of law principles, of the State of Wisconsin will govern all questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement, as applied to contracts that are executed and performed entirely in Wisconsin.

8.11

Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing signed by or on behalf of the party making the same, will specify the Section under this Agreement pursuant to which it is given or made, and shall be deemed to have been duly given (1) on the date of service if served personally on the party to whom notice is to be given; (2) on the third (3rd) day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid; (3) if given by facsimile, when such copy is transmitted to the facsimile number specified in this Section and evidence of receipt is received or if given by any other means, upon delivery or refusal of delivery at the address specified in this Section and properly addressed as follows:

To Seller:	Telkonet, Inc. 10200 West Innovation Drive Suite 300 Milwaukee, WI 53226 Fax: 414-258-8307 E-Mail: jtienor@telkonet.com

with a copy to:	Paul W. Griepentrog Godrey & Kahn S.C., Attorneys at Law 780 North Water Street Milwaukee, WI 53202 Fax: 414-273-5198 E-Mail: pgriepentrog@gklaw.com

To Buyer:	Dynamic Ratings, Inc. Attn: Tony Pink, C.O.O. N53 W24794 South Corporate Circle Sussex, WI 53089 Fax: 262-746-1232 E-Mail: tony.pink@us-dr.com

with a copy to:	John P. Yentz, Esq. c/o The Schroeder Group, S.C. Attorneys at Law 20800 Swenson Drive, Suite 475 Waukesha, WI 53186 Fax: 262-798-8232 E-Mail: jpy@tsglaw.com or to another address, facsimile number or e-mail address and with such other copies, as the party may hereafter specify for the purpose by notice to the other parties.

Any party may change its address for purposes of this paragraph by giving the other parties written notice of the new address in the manner set forth above.

8.12

Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. The word “including” shall mean including without limitation. The parties intend that each representation, warranty, and covenant contained in this Agreement shall have independent significance. If any party has breached any representation, warranty, or covenant contained in this Agreement in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty, or covenant.

8.13

Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated by reference and made a part of this Agreement as if set out in full in this Agreement. In the event of a conflict between any term of this Agreement and information contained in the Schedules or Exhibits to this Agreement, the terms included in this Agreement shall govern.

8.14

Further Assurances. Upon the reasonable request of any party to this Agreement, each other party to this Agreement shall take any and all actions, necessary or appropriate to give effect to the terms and conditions set forth in this Agreement.

IN WITNESS WHEREOF, the parties have executed this Asset Purchase Agreement as of the date and year first set forth above.

DYNAMIC RATINGS, INC., Buyer

By:  /s/ Tony R. Pink

      Tony R. Pink, COO & General Manager

TELKONET, INC., Seller

By:  /s/ Jason Tienor

Name:  Jason Tienor

Its:  CEO

LIST OF EXHIBITS AND SCHEDULES

Exhibit A – Bill of Sale

Exhibit B – Seller Promissory Note

Schedule 1.1(a) – Purchased Inventory (to be prepared by Seller, agreed to by Buyer, and attached prior to Closing)

Schedule 1.1(b) – Fixed Purchased Assets

Schedule 1.1(d) – Intangible Assets (to be completed by Seller, agreed by Buyer, and attached prior to Closing)

Schedule 2.6 – Purchase Price Allocation (to be prepared by Seller, agreed to by Buyer, and attached prior to Closing)

Schedule 3.1(a) – Jurisdictions

Schedule 3.1(b) – Seller Officer and Directors; Articles and Bylaws (to be attached at Closing)

Schedule 3.10 – Litigation

Schedule 3.11 – Permits